99.21

CONSENT OF AUSTIN HEMPHILL

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve calculations for the Stawell gold mine;

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Stawell gold mine and the properties described therein.

By: Austin Hemphill, MAusIMM (CP)
Title: Chief Engineer
Company: Aurico Gold Inc.

Date: March 28, 2012